news release

ArcelorMittal announces publication of 2012 annual report of ArcelorMittal Finance

Luxembourg, 30 April 2013 – ArcelorMittal announces the publication of the annual report relating to financial year 2012 of ArcelorMittal Finance S.C.A., as required by the Luxembourg Transparency Law of 11 January 2008. The report is available in the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and on www.arcelormittal.com under "Investors > Financial reports > Finance reports".